UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Highlights

•	SQM reported net income(1) for the three months ended March 31, 2021 of US$68.0 million, compared to US$45.0 million in same period of 2020.

•	Revenues for the three months ended March 31, 2021 were US$528.5 million.

•	Adjusted EBITDA(2) margin for the first three months of 2021 reached 31.2%.

•	Earnings per share totaled US$0.26 for the three months ended March 31, 2021.

•	SQM will hold a conference call to discuss these results on Thursday, May 20, at 12:00pm ET (12:00pm Chile time).

Participant Dial-In (Toll Free):           1-855-238-1018

Participant International Dial-In:            1-412-542-4107

Webcast:            https://services.choruscall.com/links/sqm210520.html

Santiago, Chile. May 19, 2021.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) reported earnings today for the three months ended March 31, 2021 of US$68.0 million (US$0.26 per share), an increase from US$45.0 million (US$0.17 per share) reported for the three months ended March 31, 2020. Gross profit reached US$136.6 million (25.9% of revenues) for the three months ended March 31, 2021, compared to US$107.7 million (27.5% of revenues) recorded for the three months ended March 31, 2020. Revenues totaled US$528.5 million for the three months ended March 31, 2021, representing an increase of 34.8% compared to US$392.0 reported for the three months ended March 31, 2020.

SQM’s Chief Executive Officer, Ricardo Ramos, stated: “Our earnings during the first quarter this year increased around 50% when compared to the same period last year as a result of higher sales volumes in almost all of our business lines. At the same time, we saw positive price trends in each of our business lines. We have seen a recovery in the iodine market which was reflected in 30% higher volumes when compared to the previous quarter. We also have good news from the fertilizer business lines with the prices and global demand of most fertilizers increasing as a result of good farmer economics, leading to the highest revenues reported in the last two years in the SPN business line”.

He continued by saying, “In the lithium business we have only seen positive news over the past few months. We saw a strong demand growth for electric vehicles during the first quarter of the year, more than doubling when compared to last year, making us believe that annual demand for lithium chemicals could grow more than 30%, more than previously expected. As anticipated, prices reached an inflection point in the fourth quarter 2020 and we reported a price increase during the first quarter of this year which we believe should accelerate quarter after quarter for the rest of the year as sales contracts expire. Our lithium capacity expansions in Chile are moving forward ahead of schedule, and as a result, we expect sales volumes to surpass 85,000 metric tons of lithium products this year. We are proud to do all of this while strengthening our position as the most sustainable lithium producer in the world”.

Mr. Ramos finished by saying, “Last month, we successfully completed a capital increase process raising over US$1.1 billion. This capital increase will allow us to not just continue working on the expansion projects we have previously announced, but also to capture the many opportunities the lithium business will offer in the near future and strengthen our position in the iodine, SPN and solar salt businesses.”

Segment Analysis

Lithium and Derivatives

Revenues from sales of lithium and derivatives totaled US$135.2 million during the three months ended March 31, 2021, an increase of 107.0% compared to US$65.3 million for the three months ended March 31, 2020.

Lithium and Derivatives Sales Volumes and Revenues:

		1Q2021	1Q2020	2021/2020
Lithium and Derivatives	Th. MT	23.9	8.6	15.3	179%
Lithium and Derivatives Revenues	MUS$	135.2	65.3	69.9	107%

We continue to see strong market growth indicators in the lithium market. During the first quarter 2021, sales of electric vehicles reached approximately 1.1 million, or three times what we saw during the same period last year. We expect that lithium market growth will be at least 30% during 2021 when compared to last year.

Our sales volumes in the lithium business line increased approximately 180% during the first three months of 2021 compared to the same period last year. Our expectation today is that we should be able to sell more than 85,000 metric tons of lithium carbonate equivalent this year, representing more than 30% growth year over year. Average prices in the business line should continue to increase, at a higher pace for the remainder of 2021, as sales contracts signed last year expire and a higher percentage of our sales are invoiced based on the current pricing scenario.

We also remain on target to reach a production capacity of 120,000 and 21,500 metric tons of lithium carbonate and lithium hydroxide in Chile, respectively, by the end of the year. As the market is growing faster than expected, we are working to be able to bring the next stage of our expansion plans sooner than previously announced. Our new target is to reach 180,000 metric tons of lithium carbonate and 30,000 metric tons of lithium hydroxide in Chile by the end of 2022. Our plan to develop a 50,000 metric ton lithium hydroxide joint venture project in Australia has not changed.

Gross profit(3) for the Lithium and Derivatives segment accounted for approximately 26% of SQM’s consolidated gross profit for the three months ended March 31, 2021.

Specialty Plant Nutrition (SPN)

Revenues from the SPN business line for the three months ended March 31, 2021 totaled US$194.1 million, an increase of 17.6% compared to US$165.1 million reported for the three months ended March 31, 2020.

Specialty Plant Nutrition Sales Volumes and Revenues:

		1Q2021	1Q2020	2021/2020
Specialty Plant Nutrition Total Volumes	Th. MT	280.5	233.6	46.9	20%
Sodium Nitrate	Th. MT	5.0	6.8	-1.8	-26%
Potassium Nitrate and Sodium Potassium Nitrate	Th. MT	163.1	138.3	24.9	18%
Specialty Blends	Th. MT	66.6	45.7	20.9	46%
Other specialty plant nutrients (*)	Th. MT	45.7	42.8	2.9	7%
Specialty Plant Nutrition Revenues	MUS$	194.1	165.1	29.0	18%
*Includes trading of other specialty fertilizers.

The specialty plant nutrition business line remains an important segment within our diverse portfolio and we believe demand growth in this market is still expected to be approximately 4-5% in 2021.

We saw strong sales volumes during the first quarter of the year, increasing over 20% when compared to the same period last year. We have also seen market prices of potassium chloride increasing in recent months, that has had a positive impact on our average prices in the potassium nitrate market, which increased 2.5% during the first quarter of 2021 compared to the previous quarter. We believe that this pricing trend should continue throughout the year.

SPN gross profit accounted for approximately 33% of SQM’s consolidated gross profit for the three months ended March 31, 2021.

Iodine and Derivatives

Revenues from sales of iodine and derivatives during the three months ended March 31, 2021 were US$95.6 million, a slight decrease of 2.2% compared to US$97.8 million generated for the three months ended March 31, 2020.

Iodine and Derivative Sales Volumes and Revenues:

		1Q2021	1Q2020	2021/2020
Iodine and Derivatives	Th. MT	2.8	2.8	0.0	0%
Iodine and Derivatives Revenues	MUS$	95.6	97.8	-2.1	-2%

Our revenues in the iodine and derivatives business line during the first quarter of 2021 were slightly lower than revenues reported during the first quarter last year. The iodine market continues its recovery, and during the first quarter 2021, our sales volumes increased 34.9% while our average prices remained stable when compared to the fourth quarter of 2020. We believe that our sales volumes this year could increase over 1,000 metric tons when compared to sales volumes reported during 2020.

Gross profit for the Iodine and Derivatives segment accounted for approximately 32% of SQM’s consolidated gross profit for the three months ended March 31, 2021.

Potassium: Potassium Chloride & Potassium Sulfate (MOP & SOP)

Potassium chloride and potassium sulfate revenues for the three months ended March 31, 2021 totaled US$60.3 million, a 39.2% increase compared to the US$43.3 million reported for the three months ended March 31, 2020.

Potassium Chloride & Potassium Sulfate Sales Volumes and Revenues:

		1Q2021	1Q2020	2021/2020
Potassium Chloride and Potassium Sulfate	Th. MT	202.2	129.0	73.3	57%
Potassium Chloride and Potassium Sulfate Revenues	MUS$	60.3	43.3	17.0	39%

Sales volumes in the potassium chloride and potassium sulfate business line increase approximately 56.8% when during the first quarter 2021 when compared to sales volumes reported during the same period last year. Average prices are also trending up, as our average price increased 9.9% compared to the fourth quarter 2020.

We believe that our sales volumes in 2021 will be similar to sales volumes reported during 2020, over 700,000 metric tons.

Gross profit for potassium chloride and potassium sulfate accounted for approximately 6% of SQM’s consolidated gross profit for the three months ended March 31, 2021.

Industrial Chemicals

Industrial chemicals revenues for the three months ended March 31, 2021 amounted to US$36.7 million, a 150.8% increase compared to US$14.6 million for the three months ended March 31, 2020.

Industrial Chemicals Sales Volumes and Revenues:

		1Q2021	1Q2020	2021/2020
Industrial Nitrates	Th. MT	52.6	18.7	34.0	182%
Industrial Chemicals Revenues	MUS$	36.7	14.6	22.1	151%

Revenues in the industrial chemicals business line during the first quarter 2021 increased a significant 151% compared to the same period last year. We reported over 30,000 metric tons of solar salts sales during the period, when last year we sold no solar salts during the first quarter. As a result of some delays outside of our control, we believe that our sales volumes related to solar salts in 2021 will be approximately 120,000 metric tons, with the majority of sales happening in the second half of the year, in addition to the sales volumes related to the traditional uses in this business line.

Gross profit for the Industrial Chemicals segment accounted for approximately 3% of SQM’s consolidated gross profit for the three months ended March 31, 2021.

Other Commodity Fertilizers & Other Income

Revenues from sales of other commodity fertilizers and other income reached US$6.5 million for the three months ended March 31, 2021, an increase compared to US$5.9 million for the three months ended March 31, 2020.

Financial Information

Cost of Goods Sold

Cost of goods sold, excluding total depreciation and amortization expenses, amounted to US$338.8 million for the three months ended March 31, 2021, an increase of 44.4% compared to US$234.6 million for the same period in 2020.

Administrative Expenses

Administrative expenses totaled US$24.6 million (4.7% of revenues) for the three months ended March 31, 2021, compared to US$24.5 million (6.3% of revenues) for the three months ended March 31, 2020.

Financial Indicators

Net Financial Expenses

Net financial expenses for the three months ended March 31, 2021 were US$19.1 million, compared to US$16.3 million for the three months ended March 31, 2020.

Income Tax Expense

For the three months ended March 31, 2021, the income tax expense reached US$26.0 million, representing an effective tax rate of 27.2%, compared to an income tax expense of US$20.6 million during the three months ended March 31, 2020. The Chilean corporate tax rate was 27.0% in 2021 and 2020.

Adjusted EBITDA

Adjusted EBITDA for the three months ended March 31, 2021 was US$165.6 million (Adjusted EBITDA margin of 31.2%), compared to US$132.9 million (Adjusted EBITDA margin of 33.9%) for the three months ended March 31, 2020.

Notes:

1)	Net income refers to the comprehensive income attributable to controlling interests.
2)	Adjusted EBITDA = EBITDA – Other income – Other gains (losses) - Share of Profit of associates and joint ventures accounted for using the equity method + Other expenses by function + Net impairment gains on reversal (losses) of financial assets – Finance income – Currency differences. EBITDA = Profit for the Year/Period + Depreciation and Amortization Expenses + Finance Costs + Income Tax. Adjusted EBITDA margin = Adjusted EBITDA/revenues. We have included adjusted EBITDA to provide investors with a supplemental measure of our operating performance. We believe adjusted EBITDA is important supplemental measure of operating performance because it eliminates items that have less bearing on our operating performance and thus highlights trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. Adjusted EBITDA has important limitations as analytical tool. For example, adjusted EBITDA does not reflect (a) our cash expenditures, or future requirements for capital expenditures or contractual commitments; (b) changes in, or cash requirements for, our working capital needs; (c) the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt; and (d) tax payments or distributions to our parent to make payments with respect to taxes attributable to us that represent a reduction in cash available to us. Although we consider the items excluded in the calculation of non-IFRS measures to be less relevant to evaluate our performance, some of these items may continue to take place and accordingly may reduce the cash available to us.
3)	A significant portion of SQM’s costs of goods sold are costs related to common productive processes (mining. crushing. leaching. etc.) which are distributed among the different final products. To estimate gross profit by business line in both periods covered by this release, the Company employed similar criteria on the allocation of common costs to the different business areas. This gross profit distribution should be used only as a general and approximated reference of the margins by business line.

Consolidated Statement of Income

			For the three months ended
(US$ Millions)	For the 1st quarter		Mar. 31,
	2021	2020	2021	2020

Revenues	528.5	392.0	528.5	392.0

Lithium and Lithium Derivatives	135.2	65.3	135.2	65.3
Specialty Plant Nutrition (1)	194.1	165.1	194.1	165.1
Iodine and Iodine Derivatives	95.6	97.8	95.6	97.8
Potassium Chloride & Potassium Sulfate	60.3	43.3	60.3	43.3
Industrial Chemicals	36.7	14.6	36.7	14.6
Other Income	6.5	5.9	6.5	5.9

Cost of Goods Sold	(338.8)	(234.6)	(338.8)	(234.6)
Depreciation and Amortization	(53.1)	(49.7)	(53.1)	(49.7)

Gross Profit	136.6	107.7	136.6	107.7

Administrative Expenses	(24.6)	(24.5)	(24.6)	(24.5)
Financial Expenses	(19.9)	(23.1)	(19.9)	(23.1)
Financial Income	0.8	6.8	0.8	6.8
Exchange Difference	(2.3)	(2.7)	(2.3)	(2.7)
Other	5.2	1.8	5.2	1.8

Income Before Taxes	95.7	66.0	95.7	66.0

Income Tax	(26.0)	(20.6)	(26.0)	(20.6)

Net Income before minority interest	69.7	45.5	69.7	45.5

Minority Interest	(1.7)	(0.5)	(1.7)	(0.5)

Net Income	68.0	45.0	68.0	45.0
Net Income per Share (US$)	0.26	0.17	0.26	0.17

(1)	Includes other specialty fertilizers

Consolidated Statement of Financial Position

(US$ Millions)	As of Mar. 31,	As of Dec. 31,
	2021	2020

Total Current Assets	2,637.3	2,569.3
Cash and cash equivalents	537.5	509.1
Other current financial assets	303.8	348.1
Accounts receivable (1)	505.5	427.8
Inventory	1,069.9	1,093.0
Others	220.6	191.3

Total Non-current Assets	2,246.3	2,249.2
Other non-current financial assets	33.8	51.9
Investments in related companies	83.0	86.0
Property, plant and equipment	1,747.6	1,737.3
Other Non-current Assets	381.9	374.0

Total Assets	4,883.6	4,818.5

Total Current Liabilities	514.6	475.9
Short-term debt	47.2	69.0
Others	467.4	406.9

Total Long-Term Liabilities	2,180.7	2,180.0
Long-term debt	1,887.9	1,899.5
Others	292.8	280.5

Shareholders' Equity before Minority Interest	2,148.5	2,123.1

Minority Interest	39.8	39.5

Total Shareholders' Equity	2,188.3	2,162.6

Total Liabilities & Shareholders' Equity	4,883.6	4,818.5

Liquidity (2)	5.1	5.4

(1)	Accounts receivable + accounts receivable from related companies

(2)	Current assets / current liabilities

About SQM

SQM is a global company that is listed on the New York Stock Exchange and the Santiago Stock Exchange (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A). SQM develops and produces diverse products for several industries essential for human progress, such as health, nutrition, renewable energy and technology through innovation and technological development. We aim to maintain our leading world position in the lithium, potassium nitrate, iodine and thermo-solar salts markets by:

•	Ensuring access to the best assets related to our current business lines by expanding our global presence;
•	Actively searching for attractive minerals allowing us diversification opportunities to replicate and expand our existing mining capacities;
•	Strengthening our operational, logistical and commercial excellence process from beginning to end, while looking to be a cost leader; and
•	Maintaining a conservative financial policy which allows us to successfully endure economic cycles that could impact the markets in which we sell.

We are a company built and managed by a culture based on excellence, safety, sustainability and integrity. We work every day to expand this culture through the attraction, retention and development of talent as well encouraging an inclusive and diverse work environment ensuring the unique knowledge and innovation needed to sustain our business. We strive for safe and accident-free operations by promoting conduct that favors the physical safety and psychological well-being of everyone who works directly and indirectly with the Company.

We position ourselves as leaders in sustainability and commit to a sustainable future where we constantly work to responsibly manage natural resources, protect human rights, care for the environment, form close and trusting relationships with our neighboring communities and create value. Within these communities, we support projects and activities with a focus on education, business development, and protection of the environment and historical heritage. We create value for our clients through established commercial models and the production and development of differentiated products that respond to their industry and market specific needs, constantly creating and providing a sustainable improvement in the quality of life. We will continue to create value for all of our stakeholders through responsible management of natural resources, sustainable expansion projects and improvement of our existing operations, with a focus on minimizing our environmental impacts by reducing our carbon, energy and water footprints and working together with our shareholders, employees, customers, suppliers and communities.

For further information, contact:

Gerardo Illanes 56-2-24252022 / gerardo.illanes@sqm.com

Kelly O’Brien 56-2-24252074 / kelly.obrien@sqm.com

Irina Axenova 56-2-24252280 / irina.axenova@sqm.com

For media inquiries, contact:

Maria Ignacia Lopez / ignacia.lopez@sqm.com

Pablo Pisani / pablo.pisani@sqm.com

Tamara Rebolledo / tamara.rebolledo@sqm.com (Northern Region)

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “plan,” “believe,” “estimate,” “expect,” “strategy,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make concerning the Company’s capital expenditures, financing sources, Sustainable Development Plan, business outlook, future economic performance, anticipated profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are estimates that reflect the best judgment of SQM management based on currently available information. Because forward-looking statements relate to the future, they involve a number of risks, uncertainties and other factors that are outside of our control and could cause actual results to differ materially from those stated in such statements, including our ability to successfully implement the Sustainable Development Plan. Therefore, you should not rely on any of these forward-looking statements. Readers are referred to the documents filed by SQM with the United States Securities and Exchange Commission, specifically the most recent annual report on Form 20-F, which identifies other important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to SQM on the date hereof and SQM assumes no obligation to update such statements, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Registrant)

Date: May 19, 2021	/s/ Gerardo Illanes
By: Gerardo Illanes
CFO

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